Exhibit 99.2

 

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CAPTIVISION INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
PO BOX 1342
BRENTWOOD, NY 11717

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CAPT2024**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V59664-P21497   KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

CAPTIVISION INC.



The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain
1. Re-election of Directors — a proposal to re-elect Mr. Hafeez Giwa and Ms. Jessica Thomas to the board of directors of the Company, each to serve as a Class I director of the Company until the Company's 2027 annual general meeting.	☐	☐	☐
2. Ratification of Auditor — a proposal to ratify the appointment of UHY LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.	☐	☐	☐
3. Adjournment Proposal — a proposal to approve by ordinary resolution the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the foregoing proposals.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

V59665-P21497

CAPTIVISION INC.
Annual General Meeting of Shareholders
December 13, 2024 9:00 AM (Central Time)
This proxy is solicited on behalf of the Board of Directors

The shareholder(s), revoking all proxies heretofore given, hereby appoint(s) Gary R. Garrabrant and Anthony R. Page, or either one of them acting individually, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of CAPTIVISION INC. that the shareholder(s) is/are entitled to vote at the close of business on November 13, 2024, at the Annual General Meeting of Shareholders (the "Meeting") to be held at 9:00 AM (Central Time) on December 13, 2024, at the offices of Paul Hastings LLP at 600 Travis Street, 58th Floor, Houston, TX 77002, and virtually at www.virtualshareholdermeeting.com/CAPT2024 and any adjournment or postponement thereof, on the following matters, which are more fully described in the Proxy Statement (the "Proxy Statement") relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side